Exhibit 12.1

Porter Bancorp, Inc.

Ratios of Earnings to Fixed Charges and Preferred Dividends

(Unaudited)

	As of and for the nine months ended September 30,	As of and for the year ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings (1):
1. Income before income taxes	17,496	21,453	21,247	16,816	13,646	10,385
2. Plus interest expense	40,073	49,404	35,622	25,665	19,698	19,851

3. Earnings including interest on deposit	57,569	70,857	56,869	42,481	33,344	30,236
4. Less interest on deposits	34,263	43,882	30,211	21,634	16,946	18,030

5. Earnings excluding interest on deposits	23,306	26,975	26,658	20,847	16,398	12,206

Fixed Charges:
Interest expenses (Line 2)	40,073	49,404	35,622	25,665	19,698	19,851
Interest portion of rental expense (2)	83	27	—	—	—	—

6. Including interest on deposits and capitalized interest	40,156	49,431	35,622	25,665	19,698	19,851
7. Less interest on deposits (Line 4)	34,263	43,882	30,211	21,634	16,946	18,030

8. Excluding interest on deposits	5,893	5,549	5,411	4,031	2,752	1,821

Ratio of earnings to fixed charges:
Including interest on deposits (Line 3 divided by Line 6)	1.43	1.43	1.60	1.66	1.69	1.52
Excluding interest on deposits (Line 5 divided by Line 8)	3.96	4.86	4.93	5.17	5.96	6.70

(1)	As defined in Item 503 (d) of Regulation S-K.
(2)	The appropriate portion of rental expense (generally one-third) deemed representative of the interest factor. PBI has historically owned its operating facilities. Leases were assumed in connection with the acquisitions of Kentucky Trust Bank in October 2007 and Paramount Bank in February 2008.